SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 15, 2004

Biomira Inc.

(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE
SIGNATURES

Item	Page

Press Release of the Company Dated March 12, 2004 Announcing Update on Phase II Theratope® Vaccine Colorectal Study	3

Signatures	5

NEWS RELEASE
FOR IMMEDIATE RELEASE

BIOMIRA PHASE II COLORECTAL TRIAL RESULTS UPDATE

EDMONTON, ALBERTA, CANADA — March 12, 2004 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) today provided an update of data from the Phase II Theratope® vaccine colorectal study of 20 patients. A Kaplan-Meier Survival and Time to Disease Progression Curve of the 20 colorectal cancer patients who received combination chemotherapy plus Theratope in the featured study showed a median survival of 17.8 months and a median time to disease progression of 8.4 months. The median time to disease progression remains unchanged from data reported in June 2003.

The trial was designed to evaluate the safety of Theratope in patients with metastatic colorectal cancer, as well as to evaluate the ability of the vaccine to induce an immune response in patients when given in combination with first-line chemotherapy. Although the trial was not designed to evaluate survival benefit in these small numbers, it indicates a positive trend in the patients followed.

Biomira had reported earlier that the Phase II study of Theratope in the treatment of metastatic colorectal cancer showed that patients are capable of mounting an immune response to the investigational vaccine while receiving concurrent chemotherapy.

“Colorectal cancer is the third most common cancer found in men and women in North America,” said Charles Butts, MD, Cross Cancer Institute, Edmonton, Alberta and Lead Investigator. “Although the death rate has been dropping due to earlier diagnosis and improved treatments, we need to continue to find innovative ways to treat this disease. This trial was an important step in determining if Theratope could one day be such a treatment alternative.”

“We are encouraged with the results of this trial, which was an opportunity to gather data using Theratope in combination with chemotherapy,” said Alex McPherson, MD, PhD, President and CEO of Biomira Inc. “As reported in June of 2003 the trial accomplished its goals, showing the vaccine to have a good safety profile and having the ability to induce an immune response. Although not a study endpoint, this additional survival data will be useful in finalizing decisions for next steps with Theratope. We continue to follow patients for additional clinical data.”

Adverse Events

No unexpected adverse events related to the vaccine have been reported to date. Injection site reactions have been documented, including ulcerations in four patients.

About the Companies

With more than 34,200 employees in 53 countries, the Merck Group generated sales of EUR 7.2 billion in 2003. Founded in 1668 in Darmstadt, Germany, Merck KGaA aims to be a world leader in its core businesses of pharmaceuticals and chemicals. Merck groups its operating activities under Merck KGaA,

-more-

in which the Merck family holds 74 per cent and the remaining 26 per cent is publicly traded. The former U.S. subsidiary, Merck & Co., has been a completely independent company since 1917. Merck KGaA has built a strategic oncology portfolio by developing and in-licensing product candidates in four areas — monoclonal antibodies, therapeutic vaccines, immunocytokines and angiogenesis inhibitors.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

Contacts:
Bill Wickson
Manager, Public Relations
780-490-2818
After hours contact: bwickson@biomira.com

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing and results of clinical trials, availability or adequacy of financing, the sales and marketing of commercial products or the efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)

Date: March 15, 2004	By:	/s/ Edward A. Taylor Edward A. Taylor Vice President Finance and Chief Financial Officer